Talcott Resolution Distribution Company, Inc.

(An Indirect Subsidiary of
Hopmeadow Holdings, LP)

(SEC. I.D. No. 8-48097)

Financial Statements as of December 31, 2021
(Successor Company) and for the Period July 1, 2021
to December 31, 2021 (Successor Company)
and the Period January 1, 2021 to June 30, 2021
(Predecessor Company), Supplemental Schedules as of
December 31, 2021, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Talcott Resolution Distribution Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Griffin Road North
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James A. Maciolek	(860) 791-0162	james.maciolek@talcottresolution.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

185 Asylum St 33rd Floor	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James A. Maciolek_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Talcott Resolution Distribution Company, Inc._____, as of ___December 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CFO / Controller_____

Notary Public _my commission Expires: Sept 30 2025_

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of
Talcott Resolution Distribution Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Talcott Resolution Distribution Company, Inc. (the "Company") as of December 31, 2021 (Successor Company), and the related statements of operations, cash flows, and changes in stockholder's equity for the period July 1, 2021 to December 31, 2021 (Successor Company) and the period January 1, 2021 to June 30, 2021 (Predecessor Company), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 (Successor Company), and the results of its operations and its cash flows for the period July 1, 2021 to December 31, 2021 (Successor Company) and the period January 1, 2021 to June 30, 2021 (Predecessor Company) in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the Company's indirect parent, Hopmeadow Holdings, LP, was acquired by Sixth Street Partners on June 30, 2021. The Company elected to apply pushdown accounting by applying the guidance permitted under Accounting Standards Codification Topic 805, *Business Combinations*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (h, j, and m) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our

audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2002.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.

(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENT OF FINANCIAL CONDITION

	Successor Company As of December 31, 2021
ASSETS	
Cash and cash equivalents	$8,714,232
Due from affiliate	3,984
Income taxes receivable	4,293
Other assets	27,144
TOTAL ASSETS	$8,749,653
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Due to affiliate	$669,608
Accounts payable and accrued liabilities	501,778
Total liabilities	1,171,386
Contingent liabilities (see Note 6)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	7,552,335
Retained earnings	932
Total stockholder's equity	7,578,267
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$8,749,653

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENTS OF OPERATIONS

	Successor Company	Predecessor Company
	July 1, 2021 to December 31, 2021	January 1, 2021 to June 30, 2021
Revenues		
Underwriting income	$85,488,409	$83,084,728
Other revenue	850,552	860,709
Total	**86,338,961**	**83,945,437**
Expenses		
Underwriting expenses	85,488,409	83,084,728
Other expense	849,372	859,428
Total	**86,337,781**	**83,944,156**
Income before income taxes	1,180	1,281
Income tax expense	248	269
Net income	**$932**	**$1,012**

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENTS OF CASH FLOWS

	Successor Company	Predecessor Company
	July 1, 2021 to December 30, 2021	January 1, 2021 to June 30, 2021
Operating Activities		
Net income	$932	$1,012
Adjustments to reconcile net income to net cash provided by (used by) operating activities:		
Change in assets and liabilities:		
Decrease in due from affiliate	414	399
Decrease in income taxes receivable	2,730	269
(Increase) decrease in other assets	(11,637)	11,225
Increase (decrease) in due to affiliate	281,559	(264,582)
Decrease in accounts payable and accrued liabilities	(4,611)	(57,145)
Net changes in assets and liabilities	268,455	(309,834)
Net cash provided by (used by) operating activities	**269,387**	**(308,822)**
Net increase (decrease) in cash	269,387	(308,822)
Cash and cash equivalents — beginning of period	8,444,845	8,753,667
Cash and cash equivalents — end of period	**$8,714,232**	**$8,444,845**
Supplemental cash flow disclosures		
Income tax refund	$3,482	
Income tax payment	$1,000	

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Successor Company	Predecessor Company
	July 1, 2021 to December 31, 2021	January 1, 2021 to June 30, 2021
Common Stock	$25,000	$25,000
Additional Paid-in Capital	7,552,335	7,284,950
Retained Earnings		
Retained Earnings, beginning of period	—	266,373
Net income	932	1,012
Retained Earnings, end of period	932	267,385
Total Stockholder's Equity	$7,578,267	$7,577,335

See notes to financial statements.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Talcott Resolution Life and Annuity Insurance Company, which is an indirect subsidiary of Hopmeadow Holdings, LP (the "Parent", or "HHLP").

On June 30, 2021, the Company's indirect parent, Hopmeadow Holdings GP LLC, ("HHGP"), completed the sale of HHGP through an Agreement and Plan of Merger ("the Agreement"), with Sixth Street Partners ("Sixth Street"), a leading global investment firm, which merged HHGP with a subsidiary of Sixth Street. Through the Agreement, Sixth Street obtained 100% control of HHGP and its life and annuity operating subsidiaries, (including HHLP and the Company), for a total purchase price of approximately $2.25 billion. HHLP and all its subsidiaries continue to exist and there were no changes to operations, including those with related parties, or outside agreements.

Sixth Street's June 30, 2021 acquisition of the Company's then indirect parent was accounted for by HHLP using business combination accounting. Under this method, the purchase price paid by Sixth Street was assigned to the identifiable assets acquired and liabilities assumed as of the acquisition date based on their fair value. The Company elected to apply "pushdown" accounting by applying the guidance permitted under Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. The application of pushdown accounting did not affect the Company's assets and liabilities as management deemed these were already presented at fair value at the time of sale. However, the application of pushdown accounting did necessitate a reclassification of $267,385 from the Company's Retained Earnings account to the Additional Paid-in Capital equity accounts which were accordingly adjusted as of the close of the Agreement. While we do not anticipate material changes to the initial valuation of assets and liabilities in purchase and pushdown accounting, the measurement period is not to exceed one year from the acquisition date and as of December 31, 2021, no changes have been made to the initial valuation. Due to the application of pushdown accounting, several of the Company's financial statements and footnote disclosures are presented in two distinct periods to indicate the application of two different bases of accounting. The period prior to July 1, 2021 is identified herein as "Predecessor", while the period subsequent to Sixth Street's acquisition of the Company is identified as "Successor". As a result of the change in the basis of accounting from historical GAAP to reflect Sixth Street's purchase cost, the financial statements for the Predecessor period are not comparable to the Successor period.

In March 2019, a five year administrative services agreement was entered into with The Hartford Financial Services Group for investment accounting services.

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company pays commissions to broker-dealers for the distribution of these contracts.

The Company does not hold customer funds and claims an exemption under the provisions of the Securities Exchange Act of 1934 Rule 15c3-3 (k)(1). As a result, the Company is not subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

Cash and Cash Equivalents – Cash and cash equivalents represents cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open-ended management investment companies ("money market fund").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2021, the Company held $8,390,109 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the fair value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2021.

Underwriting Income and Expense – Variable insurance products underwriting income is recognized when, or as, services are rendered for customers in an amount that reflects the consideration that the Company is expected to be entitled in exchange for those services. The Company earns and receives underwriting income from its affiliates to the extent that the Company incurs underwriting expenses in performing its contractual obligations. Underwriting expense is recorded as incurred based upon contractual agreements, and includes commissions paid to third-parties who distributed variable insurance contracts on behalf of affiliates.

Income Tax – The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2021.

Adoption of New Accounting Standards - Income Taxes – In December 2019, the Financial Accounting Standards Board issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles of Topic 740, "Income Taxes" and also improves consistent application by clarifying and amending existing guidance. The Company adopted this guidance on January 1, 2021 which resulted in no material impact on the Company.

COVID-19 Update - The impact of the outbreak and continuing spread of the novel coronavirus ("COVID-19") and the related disruption to the worldwide economy continues to affect companies across all industries. The duration and impact of the COVID-19 public health crisis on financial markets, overall economy and our operations remain uncertain, as is the efficacy of government and central bank interventions. The Company continues to operate in a fully remote work environment with minimal disruption to our operations. The Company continues to be unable to quantify the impact of COVID-19 on its financial results and operations in future periods.

3. **RELATED-PARTY TRANSACTIONS**

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. For the period January 1, 2021 to June 30, 2021, the Company received $83,084,728 from affiliates of the Predecessor while underwriting the insurance contracts. For the period July 1, 2021 to December 31, 2021, the Company received $85,488,409 from affiliates of the Successor while underwriting the insurance contracts.

For the period January 1, 2021 to June 30, 2021, the Company received $859,428 from affiliates of the Predecessor as reimbursement for certain expenses incurred for performing these functions. For the period July 1, 2021 to December 31, 2021, the Company received $849,372 from affiliates of the Successor as reimbursement for certain expenses incurred for performing these functions. These amounts are included in other revenue.

For the period January 1, 2021 to June 30, 2021, the Company was allocated $719,989 by its affiliates of the Predecessor for general and administrative expenses. For the period July 1, 2021 to December 31, 2021, the Company was allocated $764,620 by its affiliates of the Successor for general and administrative expenses. These amounts are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

Income tax expense for the year ended December 31, 2021 is comprised of the following components:

	Successor Company	Predecessor Company
	July 1, 2021 to December 31, 2021	January 1, 2021 to June 30, 2021
Current - U.S. Federal income tax expense	$ 248	$ 269
Deferred - U.S. Federal income tax expense	—	—
Total income tax expense	$ 248	$ 269

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. There are no deferred tax assets (liabilities) at December 31, 2021.

The statute of limitations on federal audits has expired for all years through 2017 and the Company is not currently under examination for any open years. Management believes that an adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years. At December 31, 2021, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate, and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2021, the Company had net capital of $7,375,044 which was $7,125,044 in excess of its required net capital of $250,000.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31,

2021, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2022, the date the financial statements were issued, and identified no events which would require recognition or disclosure in the notes to the financial statements.

* * * * * *

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
As of December 31, 2021

STOCKHOLDER'S EQUITY	$ 7,578,267
LESS NONALLOWABLE ASSETS:	
DUE FROM AFFILIATE	(3,984)
INCOME TAXES RECEIVABLE	(4,293)
OTHER ASSETS	(27,144)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	
(Tentative Net Capital)	7,542,846
LESS HAIRCUTS ON SECURITIES	(167,802)
NET CAPITAL	7,375,044
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 7,125,044

NOTE: No material differences exist between the computation of net capital above and the Company's unaudited December 31, 2021 FOCUS Part IIA report filed on January 13, 2022.

TALCOTT RESOLUTION DISTRIBUTION COMPANY, INC.
(An Indirect Subsidiary of Hopmeadow Holdings, LP)

Computation for Determination of Reserve Requirements for Brokers and Dealers and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2021

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c-3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
185 Asylum St, 33rd Floor
Hartford, CT 06103
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of
Talcott Resolution Distribution Company, Inc.

We have reviewed management's statements, included in the accompanying Talcott Resolution Distribution Company, Inc. (the "Company") Exemption Report, in which (1) Talcott Resolution Distribution Company, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2022

Talcott Resolution Distribution Company, Inc.'s Exemption Report

Talcott Resolution Distribution Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) during the period July 1, 2021 to December 31, 2021 (Successor Company) and during the period January 1, 2021 to June 30, 2021 (Predecessor Company) without exception.

Talcott Resolution Distribution Company, Inc.

I, James Maciolek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  _____

Title: CFO, FINOP

February 25, 2022



My Commission Expires: Sept. 30, 2025